Contact

www.linkedin.com/in/iraweisberg (LinkedIn)

Top Skills

Market Development
Divestitures
Organizational Development

Languages

English (Native or Bilingual)
Spanish (Professional Working)

Ira Weisberg

President, SofPulse, Inc.
Langhorne, Pennsylvania, United States

Summary

SofPulse, Inc. manufactures and distributes SofPulse, an FDA-cleared, Class II medical device that transmits a targeted pulsed electromagnetic field (tPEMF) to injured tissues causing a positive biological effect to help reduce swelling and speed up the natural recovery process. The low levels of electromagnetic fields are completely safe and in fact, are 1000 times lower than those emitted by a mobile phone.

Controlled clinical studies have been performed to evaluate the impact of SofPulse on pain and narcotics, edema/swelling, and angiogenesis. These studies showed that SofPulse significantly reduced postoperative pain and narcotic, and sped up the natural healing process.

Less time on pain medication, less edema, less swelling, and less time in the hospital. Patients get back to their lives faster with a better quality of life.

SofPulse recognizes the inevitability of pain; however, our mission is to allow our customers to understand that suffering is optional.

Experience

Sofpulse, Inc.
President
December 2023 - Present (1 year 10 months)
Langhorne, PA

Endonovo Therapeutics, Inc.
President and Chief Commercial Officer
December 2022 - Present (2 years 10 months)

Amherst Pharmaceuticals
President and CEO

2013 - December 2022 (9 years)
Basking Ridge, NJ

Amherst Pharmaceuticals has acquired the Zolpimist Oral Spray assets and, in a partnership with MAGNA Pharmaceuticals, is getting ready to launch Zolpimist in Q1, 2016. Zolpimist is the first and only FDA approved oral spray version of zolpidem (Ambien).

Weisberg Consulting LLC
President
December 2009 - December 2022 (13 years 1 month)

Weisberg Consulting provides services in Business and Corporate Development, Strategic Marketing and Operations. Strong knowledge and experience in complex deal structures, funding, sales and distribution channels, compliance, regulatory, reimbursement systems and public relations.

Provides expertise in corporate funding, licensing and other growth centric deal structures

AlphaVax
CEO (Acting) and Director
February 2011 - January 2013 (2 years)

CEO (Acting) and a member of the Board of Directors of AlphaVax, a development stage company developing a novel vaccine technology with broad applications against infectious disease, cancer and biodefense threats.

LifeCycle Pharma
Senior Vice President, Business Development
January 2008 - December 2009 (2 years)

Business and Corporate Development
• Developed and executed strategies for the development of a US and global commercial business focused on solid organ transplantation, immunosuppression and cardiovascular therapeutics
• Initiated and closed on a $105 million transaction with Cowen Healthcare Royalty in which we monetized the royalty stream of a key product
• Negotiated several off-shore licensing deals on several key products in areas such as Europe, Korea, Middle East, Africa and South America.
• Initiated and closed on a partnering arrangement to enhance product development and add new products into the development portfolio
Sales and Marketing

• Directed the development of a launch and marketing strategy for the company's lead product
• Developed a Managed Care Advisory Board
• Developed and executed a pharmacoeconomic clinical evaluation strategy

Chugai Pharma

Executive Director Business Development

2003 - 2007 (4 years)

• Developed and executed strategies for the development of a US commercial enterprise focused on oncology, metabolic syndrome and cardiovascular disease risk reduction
• Developed a global licensing strategy for Chugai as well as annual Business Development plans and objectives
• Developed an acquisition strategy for an oncology and cardiovascular acquisition
• Led negotiations on the acquisition of a cardiovascular opportunity with a deal value of more than $500 million
• Developed and implemented an opportunity review/assessment process along with a financial modeling and analysis tool for opportunity evaluation
• Developed a portfolio management evaluation program for Chugai

Aventis Behring

Senior Vice President, Bus Development

1999 - 2003 (4 years)

Business and Corporate Development
•Led the development of a global business valued in excess of $750 million
•Negotiated a Licensing Agreement with the global medical device company
•Negotiated a Supply and Distribution Agreement that resulted in a net savings of $100 million over several years
•Led the successful divestiture of a division to LabCorps
•Developed global strategic business plans for the Wound Healing and Critical Care Business Units
•Developed a cross-functional opportunity evaluation team of key stakeholders to qualify and evaluate opportunities
•Developed and implemented quantitative opportunity evaluation methods
•Negotiated a co-marketing arrangement with a Japanese company for an immunosupportive oncology product
•Negotiated a licensing and development agreement with a pulmonary delivery device firm - deal value of $350 million

•Negotiated a licensing and development agreement for a specialty medical product valued at $500 million
•Developed an Alliance Management program
•Managed deals related to the development of late-stage products to fill gaps in the R&D pipeline in a number of therapeutic areas such as Immunology, Oncology, Critical Care Medicine, Cardiovascular Disease and Wound Healing
Sales and Marketing
•Directed sales, strategy and marketing for the Critical Care and Oncology product line to hospitals, acute and non-acute treatment centers and physician offices
•Managed a sales staff of 40 representatives as well a leading all marketing functions
•Developed and executed a life cycle management strategy for Critical Care products
•Responsible for the launch and sales management a thrombolytic for the treatment of acute myocardial infarctions.
•Developed and executed a Channel Partner Development program to enhance mind share within these key channel groups and build brand loyalty
•Increased sales of the Critical Care and Oncology products by more than 8%
•Developed and executed an internet and e-business program

Interferon Sciences
Vice President, Manufacturing
1986 - 1993 (7 years)

Education

St. John's University
BS, Biochemistry · (1965 - 1969)